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SEC 18007867

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67594

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Edgepoint Capital Advisors

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Auburn Drive, Suite 330
(No. and Street)

Beachwood	OH	44122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Zucker 216-831-2430
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe and Lucas Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

4807 Rockside Road	Independence	OH	44131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR – 4 2018
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

GK

OATH OR AFFIRMATION

I, Thomas Zucker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edgepoint Capital Advisors, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Thomas Zucker
Signature

President President
Title

John F. Herubin
Notary Public

JOHN F. HERUBIN, ATTORNEY
NOTARY PUBLIC · STATE OF OHIO
MY COMMISSION HAS NO EXP.
SECTION 147.03 O.R.C.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hobe & Lucas

Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 (P) 216.524.8900
Independence, Ohio 44131 (F) 216.524.8777
www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
EdgePoint Capital Advisors, LLC
Beachwood, Ohio

We have audited the accompanying statement of financial condition of EdgePoint Capital Advisors, LLC as of December 31, 2015, and the related notes to the financial statements. This financial statement is the responsibility of EdgePoint Capital Advisors, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of EdgePoint Capital Advisors, LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Hobe & Lucas
Certified Public Accountants, Inc.

Independence, Ohio
February 1, 2016

EDGEPOINT CAPITAL ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Current Assets		
Cash and cash equivalents	$	977,235
Accounts receivable		11,585
Prepaid expenses and other receivables		9,895
Total Current Assets		998,715
Property and Equipment - At Cost		
Equipment		14,099
Furniture and fixtures		41,488
		55,587
Less: Accumulated depreciation		55,587
Net Property and Equipment		-
Other Assets		
Goodwill		28,750
Total Assets	$	1,027,465

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities		
Accrued expenses	$	4,531
Accrued income taxes		32,500
Total Current Liabilities		37,031
Member's Equity		990,434
Total Liabilities and Member's Equity	$	1,027,465

See accompanying notes to financial statements.

EDGEPOINT CAPITAL ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 1 - NATURE OF OPERATIONS

EdgePoint Capital Advisors, LLC (the Company) is registered with the United States Securities and Exchange Commission as a broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority (FINRA). The Company acts as an advisor on merger and acquisition transactions to privately held entities and is registered in various states.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of EdgePoint Capital Advisors, LLC is presented to assist in understanding the Company's operations and financial position. The financial statements and notes are representations of the Company's member who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Credit Risk
The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced nor does it expect any losses in such accounts.

Accounts Receivable
Accounts receivable are uncollateralized customer obligations due under normal trade terms which are stated at the amount billed to the customer. Management reviews all accounts receivable balances past due and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. At December 31, 2015, there was no allowance deemed necessary.

Fixed Assets
Fixed assets are recorded at cost and include additions and improvements that extend the useful lives of the assets. Maintenance, repairs and renewals, which neither materially add to the value of the property nor appreciably prolong its life, are charged to expense as incurred.

Depreciation expense is calculated on the straight line method over the estimated useful lives of the respective assets as follows:

Office furniture and fixtures	5 years
Computer equipment	3 years

Depreciation expense for the year ended December 31, 2015 was $-0-.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 – Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents
The Company considers financial instruments with an original maturity of 90 days or less to be cash equivalents.

NOTE 3 - GOODWILL

The Company has recorded goodwill related to a previous acquisition. Goodwill must be tested at least annually for impairment. Management of the Company has tested the goodwill for impairment and has determined that no impairment has occurred for the year ended December 31, 2015.

NOTE 4 - DEFINED CONTRIBUTION PLAN

The Company, as part of a controlled group, participated in a defined contribution retirement plan that is sponsored by an affiliate. Expenses of the plan are allocated under the expense sharing agreement (see note 5). The plan covers all employees of the Company. The Company may contribute a discretionary amount as determined by the members. Such contribution, if any, shall be allocated to participants in proportion to each participant's compensation. For the year ended December 31, 2015, the Company made contributions of $ -0- to the plan.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has a formal expense sharing agreement with an affiliate. The agreement provides that certain non-regulatory expenses, such as rent, payroll and office expenses, be paid by the affiliate on behalf of the Company. The agreement also provides a formula to determine how these expenses will be allocated between the parties. Payments are made to the affiliate to cover these expenses monthly. Payments to the affiliate for these expenses for the year ended December 31, 2015 were $412,562; There was no balance due to the affiliate at December 31, 2015.

NOTE 6 - INCOME TAXES

The Company is not a taxpaying entity for federal and state income tax purposes although the Company is subject to local income taxes. On the federal and state level, income from the Company is taxed to the member at his individual income tax rates. Accordingly, there is no provision for federal or state income taxes.

Reporting periods ending after December 31, 2012 are subject to examination by taxing authorities.

EDGEPOINT CAPITAL ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 7 - NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, EdgePoint Capital Advisors, LLC had net capital of $940,204, which was $935,204 in excess of its required net capital of $5,000. EdgePoint Capital Advisors, LLC's ratio of aggregate indebtedness to net capital was 3.94%.

NOTE 8 - SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through February 1, 2016, the date the financial statements are available for issue.